Exhibit 99.1

POLYRIZON LTD.

CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

UNAUDITED

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - -

POLYRIZON LTD.

CONDENSED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

		As of June 30,	As of December 31,
	Note	2025	2024
Assets
Current assets:
Cash and cash equivalents		$15,828	$2,554
Other current assets		204	99

Total current assets		16,032	2,653

Property and equipment, net		10	10

Intangible asset, net	3	2,697	2,884

Total assets		$18,739	$5,547

Liabilities and shareholders’ equity

Current liabilities:
Employees and payroll-related liabilities		$45	$45
Other payables and accrued expenses		249	216
Warrants liability	5	70	-

Total current liabilities		364	261

Shareholders’ equity:	4
Ordinary shares, no par value per share; Authorized: 2,000,000,000 and 79,582 shares as of June 30, 2025, and December 31, 2024, respectively; Issued and outstanding: 5,880,763 and 16,778 shares as of June 30, 2025, and December 31, 2024, respectively; (*)		-	-
Additional paid-in capital		23,618	10,352
Accumulated deficit		(5,243)	(5,066)

Total shareholders’ equity		18,375	5,286

Total liabilities and shareholders’ equity		$18,739	$5,547

(*)	Retroactively adjusted to give effect to the reverse share split, see also note 4b.

The accompanying notes are an integral part of the condensed financial statements.

POLYRIZON LTD.

CONDENSED STATEMENTS OF NET INCOME (LOSS) (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

		Six months ended June 30,
	Note	2025	2024

Operating expenses:
Research and development expenses		$(776)	$(137)
General and administrative expenses		(1,709)	(210)

Operating loss		(2,485)	(347)

Financial income (expense), net	7	2,308	(241)

Net loss		$(177)	$(588)

Basic and diluted net loss per share (*)	6	$(0.12)	$(59.90)

Weighted average number of shares of ordinary share used in computing basic and diluted net loss per share (*)		1,443,182	10,417

(*)	Retroactively adjusted to give effect to the reverse share split, see also note 4b.

The accompanying notes are an integral part of the condensed financial statements.

POLYRIZON LTD.

CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number (*)	Amount	capital	deficit	deficit

Balance as of December 31, 2024	16,778	-	10,352	(5,066)	5,286

Share based payment	-	-	398	-	398

Issuance of shares, warrants and pre-funded warrants, net (see Note 4)	141,667	-	1,768	-	1,768

Exercise of warrants (see Note 4)	5,722,318		11,100	-	11,100

Net loss	-	-	-	(177)	(177)

Balance as of June 30, 2025	5,880,763	-	23,618	(5,243)	18,375

(*)	Retroactively adjusted to give effect to the reverse share split, see also note 4b.

The accompanying notes are an integral part of the condensed financial statements.

POLYRIZON LTD.

CONDENSED STATEMENT OF CHANGES IN PERMANENT AND TEMPORERY SHAREHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

U.S. dollars in thousands (except share data)

	Preferred shares		Ordinary shares		Additional paid-in	Receivables on account	Accumulated	Total shareholders’
	Number (*)	Amount	Number (*)	Amount	capital	of shares	deficit	deficit

Balance as of December 31, 2023	419	248	10,202	-	3,526	(196)	(3,521)	(191)

Share based payment	-	-	-	-	35	-	-	35

Conversion of convertible loan	-	-	794		225	-	-	225

Issuance of shares	-	-	-	-	-	177	-	177

Classification of warrant liability to equity	-	-	-	-	316	--		316

Net loss	-	-	-	-	-	-	(588)	(588)

Balance as of June 30, 2024	419	248	10,996	-	4,102	(19)	(4,109)	(26)

(*)	Retroactively adjusted to give effect to the reverse share split, see also note 4b.

The accompanying notes are an integral part of the condensed financial statements.

POLYRIZON LTD.

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	For the Six Months Ended June 30,
	2025	2024
Cash flows from operating activities
Net loss	$(177)	$(588)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	189	1
Share based payment	398	35
Fair value revaluation of investment in shares	-	8
Fair value revaluation of warrant liability	(5,218)	211
Fair value revaluation in convertible notes	-	25
Finance expenses	3,059	-
Change in:
Other current assets	(105)	(7)
Deferred offering costs	-	(39)
Employees and payroll-related liabilities	-	(16)
Othrer payables and accrued expenses	33	33

Net cash used in operating activities	(1,821)	(337)

Cash flows from investing activities

Purchase of property and equipment	(2)	-

Net cash used in investing activities	(2)	-

Cash flows from financing activities

Proceeds from sale of investment in shares	-	28
Proceeds from issuance of convertible notes	-	151
Proceeds from issuance of ordinary shares, warrants and pre-funded warrants	15,097	177

Net cash provided by financing activities	15,097	356

Change in cash and cash equivalents	13,274	19
Cash and cash equivalents at the beginning of the year	2,554	4

Cash and cash equivalents at the end of the year	$15,828	$23

Non-cash financing activities:
Exercise of warrants into ordinary shares	$11,100	$-
IPO warrants exchange	$1,635	$-
Conversion of convertible notes into ordinary shares	$-	$225
Classification of warrant liability into Additional paid-in capital	$-	$316

The accompanying notes are an integral part of the condensed unaudited financial statements.

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1:	GENERAL

a.

Polyrizon Ltd. (the “Company”) was incorporated and commenced its business operations in January 2005. The Company is a clinical development stage biotech company specializing in the development of nasal gels to provide preventative treatment to protect against a wide cross section of viruses, including certain variants of COVID-19 that are also considered to cause more infections and spread faster than the original strain of the virus (the U.S. Centers for Disease Control and Prevention expects that additional variants of the virus will continue to occur), influenza, allergens, and other toxins. The Company’s proprietary Capture and Contain (“C&C”) hydrogel platform is delivered in the form of nasal sprays and form a thin gel-based protective shield containment barrier in the nasal cavity that prevents viruses, bacteria, allergens, and other toxins from penetrating the nasal epithelial tissue. We are further developing certain aspects of our proprietary C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. We are also collaborating with a biotech company specializing in psychedelic-derived therapeutics to leverage the Company’s proprietary Trap and Target (“T&T”) platform to develop an innovative intranasal formulation aimed at optimizing absorption and therapeutic efficacy of psychedelic-based treatments.

Due to lack of resources, the Company suspended its operations in 2016. In connection with the COVID-19 pandemic, the Company resumed its operations in 2020.

The Company’s ordinary shares, no par value per share, began trading on the Nasdaq Capital Market (the “Nasdaq”) under the ticker symbol “PLRZ” on October 29, 2024, in connection with its initial public offering transaction.

b.	Liquidity and management plans

The Company is in the research and development (R&D) stage and, as such, has not generated any revenues from its current operations. The Company’s activities are primarily funded through the proceeds from its initial public offering on the Nasdaq, proceeds from convertible loans and private placements of its securities. As of June 30, 2025, the Company reported an accumulated deficit of $5,243.

To support its operations and advance its development programs, the Company intends to continue securing investments from investors. If sufficient investment cannot be obtained, the Company may need to implement cost-cutting measures, scale back its R&D activities, or delay certain development programs. Despite these potential challenges, management believes that the Company’s existing financial resources will be sufficient to sustain its planned operations for at least the next twelve months.

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1:	GENERAL (Cont.)

c.	The Company’s headquarters and other significant operations are located in Israel, and, therefore, its results may be adversely affected by political, economic and military instability in Israel, including the attack by Hamas that started a war on October 7, 2023. Since the war broke out, the Company’s operations have not been adversely affected by this situation, and the Company has not experienced disruptions to its development. However, the intensity and duration of the current security situation in Israel is difficult to predict at this stage, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. If the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be adversely affected. On June 13, 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a pre-emptive strike directly targeting military and nuclear infrastructure inside Iran aimed to disrupt Iran’s capacity to coordinate or launch further hostilities against Israel, as well as disrupt its nuclear program. On June 25, 2025, a ceasefire between Israel and Iran took effect. Nonetheless, hostilities between Israel and Iran may resume and further escalate, with both sides launching attacks against one another. The situation remains volatile, and the risk of broader regional escalation involving additional actors persists. The Company experienced disruptions to its work during such period. Since June 25, 2025, The Company has returned to full activity together with its local vendors and consultants. The Company has not experienced and does not expect a material adverse effect on its business.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited financial statements:

These unaudited condensed financial statements have been prepared as of June 30, 2025 and for the six months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2024 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 11, 2025 (the “Annual Report on Form 20-F”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2025.

b.	Recently accounting pronouncements:

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which expands disclosures about specific expense categories presented on the face of the income statement. In January 2025, the FASB issued ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40), which clarifies the effective date of ASU 2024-03. The ASU will be effective for us beginning with our annual reporting for fiscal year 2028 and interim periods thereafter. The Company is evaluating the impact of the adoption of this update on the Company’s condensed financial statements and related disclosures.

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In March 2025, the FASB issued ASU 2025-02—Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122. The amendments in this Update are effective immediately and on a fully retrospective basis to annual periods beginning after December 15, 2024. The Company adopted the ASU in 2025. The adoption did not have a material impact on the Company’s condensed financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-04, Compensation - Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer, which is intended to reduce diversity in practice and improve the decision usefulness and operability of the guidance for share-based consideration payable to a customer in conjunction with selling goods or services. The standard is effective for the Company for fiscal years beginning after December 15, 2026. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s condensed financial statements and related disclosures.

NOTE 3:	INTANGIBLE ASSET, NET

On August 13, 2024, the Company entered into an agreement with SciSparc Ltd. (the “SciSparc”) (NASDAQ “SPRC”) for the purchase of an exclusive, worldwide, royalty-bearing license with respect to intellectual property rights associated with SciSparc’s SCI-160 platform (the “Licensed Patent Rights”), in order to research, develop and commercialize the Licensed Patent Rights in connection with the diagnosis, prevention, and treatment of pain in humans.

Pursuant to the terms of the August 13, 2024 agreement, SciSparc is entitled to up to $3.32 million based on the achievement of certain milestones, including (i) $50,000 upon a successful preclinical safety test, (ii) $100,000 upon first patient enrolled in phase I clinical trial, (iii) $120,000 upon first patient enrolled in Phase 2a clinical trial, (iv) $150,000 upon first patient enrolled in Phase 2b clinical trial, (v) $500,000 upon first patient enrolled in Phase 3 clinical trials, (vi) $800,000 upon approval by the FDA, (vii) $800,000 upon approval by an EU regulatory body, and (viii) $800,000 upon regulatory approval in any additional jurisdiction.

Additionally, SciSparc is eligible to receive royalties, on a country-by-country and product-by-product basis, at a rate of 5%, on aggregate net sales of a product that is based on the Licensed Patent Rights for a period of fifteen years from the date of the first sale of a Licensed Product, on a country-by-country basis, or through the date of expiration of valid claims of any licensed patents with respect to a Licensed Product in such country, if longer.

Furthermore, the Company has the right to sell sublicenses for the Licensed Patent Rights, at any point in time, to any sublicensee that is not involved in legal proceedings against SciSparc and that has equity of at least $5.0 million as per its most recent audited financial statements. In the event of such sublicensing, the Company is required to pay SciSparc 25% of any proceeds generated from such sublicenses (including proceeds from the sale of the sublicense). The other material terms of the sublicense agreement, including with respect to payments to SciSparc by the sublicensee upon the achievement of the aforementioned pre-clinical, clinical trial and regulatory milestones, are required to be consistent with the August 13, 2024 agreement.

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3:	INTANGIBLE ASSET, NET (Cont.)

In consideration for purchase of the license, the Company issued to SciSparc 1,280 ordinary shares and additionally committed to issue to SciSparc additional securities in the occurrence of certain events, including the listing of the Company’s shares on a public exchange pursuant to an initial public offering, for a period of two years, such that the value of the aggregate amount of shares and other securities, as applicable, to be issued to SciSparc will be equal to $3,000 thousand based on the price at which such securities are to be offered at such initial public offering. As such, as part of the Company’s IPO, the Company issued 1,460 pre-funded warrants and 8,219 warrants.

The Company estimated the fair value of its commitment to SciSparc to issue securities as consideration for the patent at $3,000 thousand, as this amount represents the contractual fixed monetary value of the variable number of securities to be issued to SciSparc pursuant to a qualifying IPO event.

The Company estimates the useful life of the license is 10 years.

In accordance with ASC 350, Intangibles—Goodwill and Other, during the second quarter of 2025, as a result of a reductions in Company’s market share price, the Company reassessed the fair value of its intangible asset, which had an aggregate carrying value of $2,884 thousand as of December 31, 2024 and performed an impairment test over its intangible asset. As a result of this test, the Company recognized an impairment loss of $37 thousand.

Following the impairment, the net carrying amount of intangible asset was $2,697 thousand as of June 30, 2025.

Amortization expenses for the six month ended June 30, 2025 amounted to $150.

The following table presents the changes in the carrying amount of the Company’s intangible assets for the six months ended June 30, 2025:

U.S. dollars in thousands

Balance as of December 31, 2024	$2,884

Amortization	(150)
Impairment	(37)

Balance as of June 30, 2025	$2,697

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 4:	SHAREHOLDERS’ EQUITY

a.	Ordinary Shares:

Ordinary shares confer upon their holders the right to participate and vote in general shareholder meetings of the Company and the right to receive dividends, if any, declared by the Company.

Shares Issuances:

1.	On January 30, 2025 and March 25, 2025, a certain shareholder exercised 800 and 660 pre-funded warrants, respectively, into 800 and 660 ordinary shares, respectively.

2.	On March 31, 2025, the Company entered into a definitive securities purchase agreement (the “Purchase Agreement”) with institutional investors (the “Purchasers”) for the purchase and sale in a private placement (the “Private Placement”) of 141,667 of ordinary units (the “Ordinary Units”) and pre-funded units (the “Pre-Funded Units”) at purchase price of $120 per Ordinary Unit and $119.9975 per Pre-Funded Unit, respectively for gross proceeds of $17,000 thousand.

The Private Placement closed on April 1, 2025, following the satisfaction of customary closing conditions. The aggregate gross proceeds to the Company from the Private Placement were $17,000 thousand (approximately $15,097 thousand, net of issuance costs).

Each Ordinary Unit consists of (i) one of the Company’s ordinary shares and (ii) one series A warrant to purchase one ordinary share (the “Series A Warrant”). Each Pre-Funded Unit consists of (i) one pre-funded warrant to purchase one ordinary share (the “Pre-Funded Warrant”) and (ii) one Series A Warrant. As such, the Company issued 8,984 ordinary shares, 132,683 prefunded warrants and 141,667 Series A Warrants.

The initial exercise price of each Series A Warrant is $300 per share or pursuant to an alternative cashless exercise option pursuant to which the warrant holder would receive an aggregate number of shares equal to the aggregate number Ordinary Shares that would be issuable upon a cash exercise of the Series A Warrant and multiplied by 3.0. The Series A Warrants have a term of 30 months and became exercisable following shareholder approval of a (i) consent to an increase in the number of authorized ordinary shares under the Company’s Amended and Restated Articles of Association from 20,000,000 ordinary shares, with no par value, to 2,000,000,000 Ordinary Shares, with no par value and (b) consent to the Company effecting a reverse share split of our issued and outstanding ordinary shares (but not the authorized ordinary shares) in the range of a ratio of up to 1:250, in one or more increments within the eighteen month period following such shareholder approval. Such shareholder approval at the Company’s annual general meeting of shareholders that was held on April 17, 2025. The number of securities issuable under the Series A Warrant is subject to certain adjustments and certain anti-dilution protection as described in more detail in the Series A Warrant.

On March 31, 2025, the Company also entered into an exchange agreement (the “Exchange Agreement”) with certain holders (the “Holders”) of warrants to purchase ordinary shares previously issued by the Company in October 2024 (“IPO warrants”). Under the Exchange Agreement, the Holders agreed to exchange with the Company 15,705 existing warrants for 15,705 new warrants to purchase ordinary shares, substantially in the form of the Series A Warrants (the “Exchange Warrants”).

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 4:	SHAREHOLDERS’ EQUITY (Cont.)

Each Pre-Funded Warrant is exercisable for one Ordinary Share for $0.00001 following shareholder approval until all of the Pre-Funded Warrants are exercised in full. The number of Pre-Funded Warrant Shares are subject to adjustments for share splits, recapitalizations, and reorganizations.

As compensation to the placement agent in the Private Placement, the Company paid to the placement agent a commission equal to 10.0% of the aggregate gross proceeds from the Private Placement. In addition, the Company reimbursed the placement agent’s certain out-of-pocket expenses, including reasonable legal fees and disbursements for its counsel.

The Series A Warrants and Exchange Warrants terms did not meet the US GAAP criteria for equity classification as the number of ordinary shares to be issued upon exercise of such warrants and the exercise price of such warrants are subject to certain adjustments and certain anti-dilution protection that depend on the then-current share price, subject to a floor price. Accordingly, The Series A Warrants and Exchange Warrants were initially recognized as a liability at fair value.

An amount of $14,752 thousand was initially attributed to the warrants liability for the Series A Warrants and Exchange Warrants based on their fair value and the remaining amount was attributed to the ordinary shares and prefunded warrants issued and recognized as an equity component in the amount of $2,248 thousand. Applicable issuance costs, amounting to $1,903 thousand, have been allocated in the same proportion as the allocation of the gross proceeds. An amount of $1,652 thousand was considered as issuance costs allocated to the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ordinary shares and prefunded warrants in the amount of $251 thousand have been recorded in equity as a reduction of the additional paid in capital.

As part of the Private Placement, and as a result of the warrants exchange, the Company also recognized $1,635 thousand in respect with the Exchange Warrants. An amount of $1,626 thousand was considered as issuance costs allocated to the Exchange Warrants and has been recorded in profit or loss as finance expense, while $9 thousand has been recorded in equity as a reduction of the additional paid in capital.

Total issuance costs recorded in profit or loss as finance expense were $3,139 thousand.

3.	During the months of May and June 2025, the investors from the Private Placement exercised 132,683 pre-funded warrants into 132,683 ordinary shares and 140,833 Series A Warrants and 12,967 Exchange Warrants into 5,720,542 ordinary shares following the exercise of the alternative cashless exercise option.

b.	Reverse share split:

On May 27, 2025, the Company effected a reverse share split of the issued and outstanding ordinary shares at a ratio of one-for-250, pursuant to which holders of Company’s ordinary shares received one ordinary share for every 250 ordinary share held. Following the reverse share split, the Company issued additional 316 ordinary shares for any fractional shares held.

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 4:	SHAREHOLDERS’ EQUITY (Cont.)

For accounting purposes, all share and per share amounts for ordinary share, preferred shares, warrants, options and loss per share amounts have been adjusted to give retroactive effect to the forward and reverse share splits for all periods presented in these financial statements.

Any fractional shares of more than one-half of one whole share that resulted from the reverse share splits have been rounded up to the nearest whole share.

c.	Share options:

On February 19, 2021, the Company’s board of directors (the “Board of Directors”) approved the adoption of the 2021 Share Option Plan (the “2021 Plan”). Under the 2021 Plan, the Company may grant share options to its officers, directors, employees and consultants. Each share option granted shall be exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable option agreement.

On January 13, 2025, the Board of directors approved an increase to the number of ordinary shares reserved for issuance under the 2021 Plan to 3,200 ordinary shares. As of June 30, 2025, the number of options outstanding under the 2021 Plan is 985 options.

On January 13, 2025, the Board of Directors granted 1,582 restricted share units (“RSUs”) to the Company’s executive officers, members of the Board of Directors and certain service providers as follows:

1.	610 RSUs to Company’s CEO, which will vest over 24 months commencing October 30, 2024.

2.	600 RSUs to Company’s chairman of the Board of Directors, which will vest over 24 months commencing October 30, 2024.

3.	240 RSUs to Company’s CTO, which will vest over 24 months commencing October 30, 2024.

4.	20 RSUs to Company’s CFO, which will vest over 36 months commencing October 30, 2024.

5.	An aggregate of 52 RSUs to members of the Company’s scientific advisory board (13 RSUs each member), which will vest over 36 months commencing October 30, 2024.

6.	An aggregate of 60 RSUs to members of the Board of Directors excluding the chairman (12 RSUs each member), which will vest over 36 months commencing October 30, 2024.

The fair value of the granted RSUs was $585 thousand according to the market price quotation at grant date.

On July 20, 2025, the Board of Directors approved to increase the number of ordinary share reserved issuance under the 2021 Plan, see also Note 8.

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 4:	SHAREHOLDERS’ EQUITY (Cont.)

Expenses recognized in the condensed financial statements:

	Six months ended June 30,
	2025	2024
	In thousands

Research and development expenses	$2	$28
General and administrative expenses	396	7

Total	$398	$35

NOTE 5:	WARRANT LIABILITY

As part of the Private Placement (see Note 4a), the Company issued 141,667 Series A Warrants and 15,705 Exchange Warrants.

The Series A Warrants and Exchange Warrants terms did not meet the US GAAP criteria for equity classification as the number of ordinary shares to be issued upon exercise of the warrants and the exercise price of such warrants are subject to certain adjustments and certain anti-dilution protection that depend on the then-current share price, subject to a floor price. Accordingly, The Series A Warrants and Exchange Warrants were initially recognized as a liability at fair value. The Series A Warrants and Exchange Warrants were subsequently measured at fair value at each reporting date with changes in fair value recognized as financial income (loss) in the statements of comprehensive loss.

At initial recognition, the Company recorded an amount of $16,388 thousand as warrant liability.

The fair value of the liability in respect to the warrants at their issuance date was determined by using the Binomical model according to a third-party appraiser valuation.

A summary of significant unobservable inputs (Level 3 inputs) used in measuring the fair value of warrants liability are as follows:

	June 30, 2025	March 31, 2025
Number of warrants	$2,888	$141,667
Volatility	132.40%	121.02%
Interest rate	3.71%	3.89%
Term (years)	2.25	2.5
Fair value	$70	$16,388

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 5:	WARRANT LIABILITY (Cont.)

The following table presents changes in the fair value of the warrant liability recorded in respect of the warrants:

U.S. dollars in thousands

Balance as of December 31, 2024	$-

Initial recognition	16,388
Exercise into ordinary shares	(11,100)
Changes in fair value	(5,218)

Balance as of June 30, 2025	$70

NOTE 6:	LOSS PER SHARE

The loss and the weighted average number of ordinary shares used in computing basic and diluted net loss per share is as follows:

	For the Six Months ended June 30,
	2025	2024
Numerator:
Net loss applicable to shareholders of ordinary shares	$(177)	$(588)
Interest accrued on Preferred Shares	-	(36)
Total loss attributed to ordinary shares	(177)	(624)

Denominator:
Number of ordinary shares used in computing basic and diluted net loss per share	1,443,182	10,417
Net loss per share of ordinary share, basic and diluted	$(0.12)	$(59.90)

All outstanding share options and warrants (except for prefunded warrants) for the period ended June 30, 2025 and 2024 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented.

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 6:	LOSS PER SHARE (Cont.)

The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Six Months ended June 30,
	2025	2024

Options	985	985
IPO warrants	5,747	-
Series A Warrants	833	-
Exchange Warrants	2,055	-

Total	9,620	985

NOTE 7:	FINANCIAL INCOME (EXPENSE), NET

	For the Six Months ended June 30,
	2025	2024

Fair value revaluation of warrant liability	$5,218	$(211)
Fair value revaluation in convertible notes	-	(25)
Fair value revaluation of investment in shares	-	(8)
Interest income from short term deposits	100	-
Exchange rate differences	130	5
Finance expenses	(3,139)	-
Bank fees	(1)	(2)

	2,308	(241)

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 8:	SUBSEQUENT EVENTS

A.	On April 8, 2025, the Company received a written notice from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “the Minimum Bid Price Rule”), as the Company’s closing bid price for its ordinary shares was below $1.00 per share for the last 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was granted a 180-calendar day compliance period, or until October 6, 2025, to regain compliance with the minimum bid price requirement. On May 21, 2025, the Company received a notification letter from Nasdaq’s Listing Qualifications Department stating that, based on its review of the Company’s public filings with the Securities and Exchange Commission, its staff determined to delist the Company’s securities pursuant to its discretionary authority under Listing Rule 5101. The Company appealed the decision of the Nasdaq Listing Qualifications Department and a hearing was held before the Nasdaq Hearings Panel (the “Panel”) on June 26, 2025. On July 9, 2025, the Panel issued its determination, granting the Company’s request for continued listing on the Nasdaq Capital Market, subject to the Company regaining compliance with the Minimum Bid Price Rule prior to October 6, 2025. On August 13, 2025, the Company received formal confirmation from the Hearings Advisor (the “Hearings Advisor”) of the Office of the General Counsel of the Panel that the Company regained compliance with all applicable listing requirements, stating that the Company demonstrated compliance with the Minimum Bid Price Rule and satisfied the conditions of the Panel’s decision dated July 9, 2025.

B.	On July 20, 2025, the Board of Directors, approved an amendment to the 2021 Plan in order to increase the number of ordinary shares reserved for issuance under the 2021 Plan to 1,200,000 ordinary shares (see also Note 5).

C.	On July 31, 2025, the Board of Directors approved the issuance of an aggregate of 245,000 ordinary shares to certain of the Company’s service providers as consideration for services rendered to the Company.